Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

July 9, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-54383

Dear Mr. Wiggins:

On behalf of United Development Funding IV (the “Registrant”), please find transmitted herein for filing the Registrant’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 26, 2013 relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed March 30, 2012 (the “Form 10-K”).

Note B. Summary of Significant Accounting Policies

Acquisition and Origination Fees, F-10

Comment No. 1: Please note that we continue to consider your response to comments one and two in our letter dated April 22, 2013 relating to your amortization method for placement fees.

Response: The Registrant notes that the Staff continues to consider the Registrant’s responses to Comment No. 1 and Comment No. 2, as provided in the Registrant’s letter dated May 15, 2013.

Note P. Concentration of Credit Risk, page F-33

Comment No. 2: We note your response to comment three in our letter dated April 22, 2013 and reissue the comment in part. Please quantify for us the significance of the aggregate amount of loans guaranteed by the SPE borrower’s affiliated partner entities in relation to your total assets.

Response: As disclosed in the “Item 1. Business – Loan Portfolio” section of the Registrant’s Form 10-K, as of December 31, 2011, approximately 91% of the aggregate principal amount of the outstanding loans were secured by a guarantee of the principals or parent companies of the borrower (“parent guarantees”) in addition to the other collateral for the loan. The Registrant’s underwriting process relies upon a review and analysis of the underlying real property asset which secures a particular loan so that the Registrant is, effectively, looking solely to the real property asset to support the loan underwriting. In addition to the security of the underlying real property asset owned by the borrower, the Registrant routinely obtains guarantees of the parent entities or of the individual principal owners of the parent entities in order to enhance the overall performance of the Registrant’s loan portfolio by ensuring that the borrower is appropriately engaged in the project which secures the loan. The Registrant’s underwriting process does not rely upon the guaranty to support the underlying value of the real estate asset securing that loan.

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Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

July 9, 2013

The Registrant submits that it finds no support in SAB Topic 1I for the conclusion that the properties securing loans would be considered related parties under SAB Topic 1I where these loans are guaranteed by a single person or group of affiliated persons. Rather, SAB Topic 1I provides that “where loans on related properties are made to a single person or group of affiliated persons which in the aggregate amount to more than 20% of the amount expected to be raised, the staff believes that such lending arrangements result in a sufficient concentration of assets so as to warrant the inclusion of financial and other information regarding the underlying properties” (emphasis added). In the Registrant’s case, there is a definitive lack of correlation between a concentration of assets and the parent guarantees, because the parent guarantees do not create any security interest by the Registrant in the separate real properties owned by the various special purpose entities affiliated with such parent; furthermore, where the Registrant obtains a parent guaranty as a credit enhancement for the Registrant’s loan to a borrower, the parent guaranty is not secured by the assets of the parent entity, nor is that guaranty secured by real properties owned by other special purpose entities that may be affiliated with such parent. The parent guarantees do not create any cross-collateralization of real property assets. Therefore, the Registrant respectfully submits that SAB Topic 1I is not analogous to the Registrant, as the Registrant’s loans to related persons as of December 31, 2011 would not be considered concentrated for asset risk assessment as each group of loans to related persons does not, based on the loans to the aggregate group, equal or exceed 20% of the Registrant’s aggregate total offering amount of $700 million, which is the amount that the Registrant expected to raise in good faith in its public offering of securities.

Comment No. 3: Please tell us the amount of loans to FH 295 and CTMGT and to their affiliates, the exact relationship between these entities, the name of the guarantor of loans to each, and the exact relationship between the guarantors.

Response:

Acquisition, Development and/or Finished Lot Loans

As of December 31, 2011, the aggregate amount of acquisition, development and/or finished lot loans to CTMGT, LLC (“CTMGT”) and FH 295, LLC (“FH 295”) and to their affiliates was $91,359,863. CTMGT is the parent of FH 295. Such loans and the guarantors of such loans were as follows:

(i)	one acquisition, development and/or finished lot loan to FH 295, with a principal balance of $16,366,706, which is guaranteed by CTMGT, Centamtar Terras, L.L.C. (“CT”) and a limited guaranty of the borrower’s principal (the “CTMGT Principal”), not to exceed $25 million in the aggregate with all other acquisition, development and/or finished lot loans;

(ii)	five acquisition, development and/or finished lot loans to affiliates of CTMGT where CTMGT is a co-borrower, with an aggregate principal balance of $17,305,561 and an average principal balance of $3,461,112 per loan, which are guaranteed by the limited guaranty of the CTMGT Principal (not to exceed $25 million in the aggregate with all other acquisition, development and/or finished lot loans), and two of which are guaranteed by CT;

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

July 9, 2013

(iii)	one acquisition, development and/or finished lot loan to an affiliate of CTMGT with a principal balance of $5,380,985, which is guaranteed by CTMGT Houston, LLC (“CTMGT Houston”);

(iv)	seven acquisition, development and/or finished lot loans to affiliates of CTMGT with an aggregate principal balance of $33,527,084 and an average principal balance of $4,789,583 per loan, which are guaranteed by the limited guaranty of the CTMGT Principal (not to exceed $25 million in the aggregate with all other acquisition, development and/or finished lot loans), CTMGT and CT;

(v)	one acquisition, development and/or finished lot loan to an affiliate of CTMGT with a principal balance of $846,720, where CTMGT Houston is a co-borrower, which is not guaranteed;

(vi)	one loan to an affiliate of CTMGT with a principal balance of $4,223,534 which is guaranteed by PFH, Ltd., the limited guaranty of the CTMGT Principal (not to exceed $25 million in the aggregate with all other acquisition, development and/or finished lot loans), CTMGT and CT;

(vii)	one acquisition, development and/or finished lot loan to an affiliate of CTMGT with a principal balance of $3,294,861, which is guaranteed by CTMGT and CT;

(viii)	one acquisition, development and/or finished lot loan to an affiliate of CTMGT with a principal balance of $7,400,938, which is guaranteed by the limited guaranty of the CTMGT Principal (not to exceed $25 million in the aggregate with all other acquisition, development and/or finished lot loans) and CTMGT; and

(ix)	one loan to an affiliate of CTMGT with a principal balance of $3,013,476, which is not guaranteed.

With respect to the Registrant’s acquisition, development and/or finished lot loans described above, the relationship of the guarantors to the borrower entities, and the relationship of the guarantors to each other, is as follows:

(i)	CTMGT is a holding company and owns the majority of equity interests in the borrowers, including, without limitation, FH 295, except for two loans;

(ii)	with respect to those two loans, CTMGT Houston is the holding company and owns the majority of equity interests in those two borrowers;

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

July 9, 2013

(iii)	CT is a management entity and generally serves as a direct or indirect manager of the borrowers;

(iv)	CTMGT owns the equity interests in CTMGT Houston; and

(v)	the CTMGT Principal owns the equity interests in CTMGT and CT.

The Registrant believes that CTMGT, CTMGT Houston and CT own no assets except for their interests in the borrower entities, which are subsidiaries of CTMGT and CTMGT Houston. The CTMGT Principal created these holding companies and the borrower entities for the purpose of isolating liability associated with the separate and distinct real estate projects which are held by the individual borrower entities.

Interim Construction Guidance Lines

As of December 31, 2011, the aggregate amount of interim construction guidance lines to FH 295, CTMGT and to their affiliates was $2,454,761. Such lines and the guarantors of such lines were as follows:

(i)	the Registrant has no interim construction guidance lines to FH 295 or CTMGT, and

(ii)	the Registrant has two interim construction guidance lines to separate affiliates of the CTMGT Principal, with an aggregate principal balance of $2,454,761, which are guaranteed by the CTMGT Principal.

With respect to the Registrant’s interim construction guidance lines described above, CTMGT and CTMGT Houston do not own the equity interests in the borrowers, and CT does not manage the borrowers. However, these interim construction guidance lines are considered related to CTMGT because the CTMGT Principal entities own some or all of the equity interests in the interim construction guidance line borrowers.

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

July 9, 2013

* * * * *

Enclosed herewith is a written statement from the Registrant acknowledging that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc: Hollis M. Greenlaw, Esq.